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(GATX LOGO)  GATX Corporation                                    ROBERT C. LYONS
             500 West Monroe Street                             Vice President &
             Chicago, IL  60661                          Chief Financial Officer

                                                               Tel: 312.621.6633
                                                               Fax: 312.621.6644


March 23, 2007

Ms. Linda Cvrkel
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

RE:     GATX FINANCIAL CORPORATION
        FILE NO. 001-08319

Dear Ms. Cvrkel:

      We are enclosing our response to your letter dated March 8, 2007, which includes additional comments resulting from the SEC's review of our Annual Report on Form 10-K for the year-ended December 31, 2005, Form 8-K furnished December 6, 2006 and our responses to previous comment letters.

      We hereby acknowledge that:

      - the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

      - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and


      - the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      We would be pleased to discuss any of your comments and our responses at your convenience. In addition, to the extent you disagree with our response to Comment No. 1 concerning our affiliate investments, we request to meet with you in person to discuss further. If you have any questions or need additional information, please do not hesitate to call Bill Muckian, Vice President and Controller, at (312) 621-6402 or me at (312) 621-6633.

Sincerely,

/s/ Robert C. Lyons

RCL/mm
enclosure

cc:  D.A. Golden
     W.M. Muckian


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                           GATX Financial Corporation
           Securities and Exchange Commission Comment Letter Response
                               File No. 001-08319


      Our responses correspond to the comment numbers in your letter dated March 8, 2007. Please note throughout this response letter that "GFC" refers to GATX Financial Corporation.

COMMENT NO. 1

Form 10-K for the year ended December 31, 2005

Note 6. Investments in Affiliated Companies, page 51

        We note from your response to our prior comment that you do not intend to amend your Form 10-K for the year ended December 31, 2005 to provide the audited financial statements of Pembroke and CL Air as required by Rule 3-09 of Regulation S-X. Please note that because your 2005 financial statements are not considered compliant with Regulation S-X, you will not be able to be declared effective on any registration statement which includes, or incorporates by reference, the 2005 financial statements except for those described in the Instructions to Item 9.01 of Form 8-K.

RESPONSE NO. 1

        Based on prior correspondence as well as discussions with the staff, we were surprised with your position that, with limited exceptions, future registration statements of GFC that may include the 2005 financial statements would not be declared effective, as a result of our decision not to amend our 2005 Annual Report on Form 10-K to include the audited financial statements of Pembroke and CL Air. It was our understanding that since the Office of the Chief Accountant did not object to the omission of the Pembroke and CL Air financial statements from our 2006 and 2007 Annual Reports on Form 10-K, that each of these Annual Reports would be considered compliant with Regulaton S-X. Accordingly, any future registration statements which incorporate by reference either of these Annual Reports as GFC's most recent Annual Report would similarly be considered compliant with Regulation S-X.

        We believe that based on our decision to sell the Air business, which includes both Pembroke and CL Air, that neither investment is "significant" in accordance with Rule 3-09 of Regulation S-X ("Rule 3-09"). Specifically, Rule 3-09 determines significance based on income from continuing operations attributable to the tested entity. Beginning in the third quarter of 2006, our Air business was reported as discontinued operations. As a result, we believe these investments are outside the scope of Rule 3-09.

        We understand the staff has interpreted this provision differently and has taken the position that although the financial results of both CL Air and Pembroke are reported with discontinued operations, Rule 3-09 is still applicable. We have recomputed the significance test for Pembroke and CL Air using our revised pre-tax income from continuing operations for 2005, reflecting Air as discontinued

                                       1

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operations. Based on this updated analysis, we believe neither investment has exceeded the significance benchmark and the requirement to file audited financial statements for 2005 is no longer applicable. See Exhibit 1 attached. For purposes of this analysis, we have adjusted pre-tax income from continuing operations to include the absolute value of the results of Pembroke and CL Air, as the case may be. We believe this approach for calculating income presents a more representative measure for purposes of testing significance. By analogy, we believe this approach would be acceptable, had Pembroke or CL Air generated pre-tax income instead of losses. The fact that the tested entity generated income or losses should not be determinative.

      Alternatively, we recomputed the significance test based solely on the affiliate level pre-tax income/loss for Pembroke and CL Air. We noted in previous correspondence that the large reported losses in 2005 with respect to these entities were driven by impairment losses recorded in connection with our decision to sell these investments. This approach essentially bifurcates the reported losses to continuing and discontinued elements. We believe this approach of looking only to the entity level income / loss for testing significance in this scenario (continuing element) is reasonable as the impairment losses recognized at the investor level were attributed to our decision to sell these investments (discontinued element), consistent with our sale of the entire Air business. Using this approach, neither Pembroke or CL Air are significant. See Exhibit 2 attached.

                                       2

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                           GATX Financial Corporation
           Securities and Exchange Commission Comment Letter Response
                               File No. 001-08319

COMMENT NO. 2

Form 8-K furnished December 6, 2006

Unaudited Pro Forma Statements of Income for each of the fiscal years ended December 31, 2005, 2004 and 2003

      We note from your footnotes to the pro forma condensed consolidated statements of income that the adjustments reflect the interest costs associated with the debt secured by certain Air Assets and subsequently repaid with the proceeds from the sales. In future filings, please revise your disclosures to clearly explain how that interest expense was calculated, including the amount of debt and interest rate assumed. Also, please revise your footnote on the tax adjustment to include the applicable income tax rate used in the calculation.

RESPONSE NO. 2

      In future filings that may include pro forma condensed consolidated financial statements, we will include additional disclosures in the footnotes to more fully explain the methodology utilized for the allocation of interest expenses and income taxes to sold businesses, as applicable.

                                       3

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                           GATX Financial Corporation
           Securities and Exchange Commission Comment Letter Response
                               File No. 001-08319

COMMENT NO. 3

Other

      Please file your correspondence letter dated March XX, 2007 on the EDGAR system. Also, please ensure the appropriate date is included on the letter.

RESPONSE NO. 3

      Our prior correspondence, which we have dated March 1, 2007, has been filed on the EDGAR system.

                                       4
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                                    Exhibit 1
                           GATX Financial Corporation
                           SEC Comment Letter Response
                       Rule 3-09 Significance Test - 2005
                                  Alternative 1

                                                                    Pembroke      C/L Air
                                                                    --------      -------
2005 Pre-tax loss from tested affiliate (A)                         $  (63.3)    $  (28.8)

2005 Consolidated pre-tax income from continuing operations (B)        266.5        266.5
Affiliate adjustment (C)                                                63.3         28.8
                                                                    --------     --------
   Adjusted base amount                                             $  329.8     $  295.3
                                                                    ========     ========

     Percentage                                                         19.2%         9.8%
                                                                    --------     --------

(A)   Amount reported with discontinued operations

(B)   As reported on GFC's 2006 Annual Report on Form 10-K

(C) Absolute value of affiliate loss added to consolidated pre-tax income from continuing operations for purposes of Rule 3-09 significance test

                                    Exhibit 2
                           GATX Financial Corporation
                           SEC Comment Letter Response
                       Rule 3-09 Significance Test - 2005
                                  Alternative 2

                                                                    Pembroke     C/L Air
                                                                    --------     -------
2005 Pre-tax loss from tested affiliate (A)                         $  (63.3)   $  (28.8)
Amount attributable to discontinued operations (B)                      56.0        32.3
                                                                    --------    --------
   Adjusted pre-tax (loss) income from tested affiliate                 (7.3)        3.5

2005 Consolidated pre-tax income from continuing operations (C)        266.5       266.5
Affiliate adjustment (D)                                                 7.3         3.5
                                                                    --------    --------
   Adjusted base amount                                             $  273.8    $  270.0
                                                                    ========    ========

   Percentage                                                            2.7%        1.3%
                                                                    --------    --------

(A)   Amount reported with discontinued operations

(B)   Impairment charge recorded at investor level of affiliate

(C)   As reported in GFC's 2006 Annual Report on Form 10-K

(D) Absolute value of affiliate loss or earnings added to pre-tax income from continuing operations for purposes of Rule 3-09 significance test

                                       6